CORAL GOLD RESOURCES LTD.
(An Exploration Stage Company)

Audited Consolidated Financial Statements

For the years ended January 31, 2009, 2008 and 2007
(in Canadian Dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Coral Gold Resources Ltd. are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") of Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at and for the year ended January 31, 2009 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

"Louis Wolfin"	"Lisa Sharp"
Louis Wolfin	Lisa Sharp
CEO	CFO

Vancouver, British Columbia
May 21, 2009

AUDITORS' REPORT

TO THE SHAREHOLDERS OF CORAL GOLD RESOURCES LTD.
(An Exploration Stage Company)

We have audited the consolidated balance sheet of Coral Gold Resources Ltd. (an Exploration Stage Company) as at January 31, 2009 and the consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for the year then ended, and for the period January 22, 1981 (inception) through January 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at January 31, 2008, for the years ended January 31, 2008 and 2007, and for the period from January 22, 1981 (inception) through January 31, 2008, were audited by other auditors whose report dated May 27, 2008 expressed an unqualified opinion on those financial statements. Our opinion on the consolidated statements of operations and cash flows for the period from January 22, 1981 (inception) through January 31, 2009, insofar as it relates to amounts for prior periods through January 31, 2008 is based solely on the report of other auditors.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, British Columbia
May 21, 2009

7th Floor, Marine Building 355 Burrard Street, Vancouver, BC Canada V6C 2G8	Fax: Telephone: Web:	604.688.4675 604.687.1231 SmytheRatcliffe.com

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Balance Sheets
(In Canadian Dollars)
As at January 31

	2009	2008
ASSETS		(Note 16)
Current
Cash	$1,332,316	$3,602,089
Advances receivable from related parties (Note 9)	16,899	13,808
Interest and other amounts receivable	9,747	55,615
Prepaid expenses	5,854	3,163
	1,364,816	3,674,675

Investment securities (Note 4)	78,803	167,282
Equipment (Note 5)	7,544	2,327
Mineral properties (Note 6)	15,704,913	14,021,301
Reclamation deposit (Note 7)	477,550	320,103
	$17,633,626	$18,185,688

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$64,334	$121,368
Advances payable to related parties (Note 9)	70,084	36,499
Asset retirement obligation (Note 10)	270,979	194,361
	405,397	352,228

Future income tax liability (Note 13)	4,963,038	3,562,808
	5,368,435	3,915,036

Non-controlling interest	10,320	10,320

Shareholders' equity
Share capital (Note 8)	40,301,644	40,211,705
Contributed surplus	4,960,907	3,221,663
Accumulated other comprehensive income (loss)	(39,948)	48,531
Deficit	(32,967,732)	(29,221,567)

	12,254,871	14,260,332

	$17,633,626	$18,185,688

Nature of Operations and Going Concern (Note 1)
Commitment (Note 15)
Subsequent Event (Note 17)

Approved by the Directors:

"Louis Wolfin"	Director	"Gary Robertson"	Director
Louis Wolfin		Gary Robertson

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(In Canadian Dollars)
Years ended January 31

	For the period from
	inception on
	January 22, 1981 to
	January 31, 2009		2009	2008	2007
	(Note 16)			(Note 16)
REVENUE
Sales	$2,176,079		$-	$-	$-
Cost of Sales	(5,383,348)
	(3,207,269)		-	-	-
EXPENSES
Administrative services	1,058,598		-	-	-
Amortization	5,738		1,703	581	726
Consulting fees	453,883		60,000	33,680	132,675
Directors' fees	161,763		12,000	12,000	62,000
Investor relations and shareholder information	2,335,914		155,206	144,108	135,120
Legal and accounting	3,634,394		114,236	438,377	482,017
Listing and filing fees	338,894		25,919	76,995	46,649
Management fees	726,205		105,000	134,490	132,215
Office and miscellaneous	2,263,980		72,278	58,361	96,729
Salaries and benefits	1,241,867		128,925	104,235	86,948
Stock-based compensation	4,227,551		1,769,263	310,246	748,409
Travel	1,110,102		72,332	46,099	60,477
	17,558,889		2,516,862	1,359,172	1,983,965
Loss before other items:	(20,766,158)		(2,516,862)	(1,359,172)	(1,983,965)
Other items
Interest income	1,233,480		69,764	165,004	144,422
Foreign exchange gain (loss)	109,283		(765,770)	519,722	(115,024)
Gain realized on disposition of option on property	143,552		-	-	-
Gain on sale of investment securities	17,692		-	-	-
Write-down of advances receivable	(438,472)		-	(24,029)	(66,120)
Financing costs	(341,006)		-	-	-
Write-down of investment securities	(838,485)		-	-	(28,657)
Loss on equipment disposals	(32,784)		-	-	-
Write-down of equipment	(16,335)		-	-	-
Write-down of mineral properties	(7,110,148)		-	-	-
	(7,273,223)		(696,006)	660,697	(65,379)
Loss for the year before future income
taxes and non-controlling interest	(28,039,381)		(3,212,868)	(698,475)	(2,049,344)
Future income tax expense (Note 13)	(4,928,340)		(533,297)	(620,710)	(479,270)
Non-controlling interest	(11)		-	-	-
Net Loss for the Year	(32,967,732)		(3,746,165)	(1,319,185)	(2,528,614)
Other Comprehensive Income
Unrealized loss on investment
securities (Note 4)	(39,948)		(88,479)	(19,352)	-
Total Comprehensive Loss	$(33,007,680	) $	(3,834,644)	$(1,338,537)	$(2,528,614)
Basic and diluted
Loss per share			$(0.15)	$(0.06)	$(0.13)
Weighted average number of
common shares outstanding			24,979,312	23,570,728	19,857,210

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Consolidated Statements of Shareholders' Equity
(In Canadian Dollars)
Years ended January 31

						Accumulated
	Number of			Subscriptions		Other	Total
	Common		Contributed	Received in		Comprehensive	Shareholders'
	Shares	Share Capital	Surplus	Advance	Deficit	Income (Loss)	Equity
Balance, January 31, 2006	5,106,266	$31,560,337	$1,428,173	$60,000	$(25,373,768)	$-	$7,674,742
Common shares issued for cash:
Private placement	1,500,000	4,500,000	-	(60,000)	-	-	4,440,000
Exercise of warrants	191,194	527,888	-	-	-	-	527,888
Exercise of stock options	36,900	66,430	-	-	-	-	66,430
Shares returned to treasury	(2,000)	(11,000)	-	-	-	-	(11,000)
Share issue costs	-	(17,009)	-	-	-	-	(17,009)
Fair value of stock options exercised	-	35,147	(35,147)	-	-	-	-
Fair value of warrants exercised	-	44,685	(44,685)	-	-	-	-
Stock-based compensation	-	-	748,409	-	-	-	748,409
Loss for the year	-	-	-	-	(2,528,614)	-	(2,528,614)
Balance, January 31, 2007	6,832,360	36,706,478	2,096,750	-	(27,902,382)	-	10,900,846
Stock split on a 3 for 1 basis	13,664,720	-	-	-	-	-	-
	20,497,080	36,706,478	2,096,750	-	(27,902,382)	-	10,900,846
Transitional adjustment for fair value of
investment securities	-	-	-	-	-	67,883	67,883
Common shares issued for cash:
Private placement	4,230,000	3,369,900	860,100	-	-	-	4,230,000
Exercise of warrants	20,691	13,794	-	-	-	-	13,794
Exercise of stock options	135,000	76,100	-	-	-	-	76,100
Fair value of stock options exercised	-	40,840	(40,840)	-	-	-	-
Fair value of warrants exercised	-	4,593	(4,593)	-	-	-	-
Stock-based compensation	-	-	310,246	-	-	-	310,246
Loss for the year	-	-	-	-	(1,319,185)		(1,319,185)
Unrealized loss on investment securities	-	-	-	-	-	(19,352)	(19,352)
Balance January 31, 2008	24,882,771	40,211,705	3,221,663	-	(29,221,567)	48,531	14,260,332
Common shares issued for cash:
Exercise of stock options	107,000	59,920	-	-	-	-	59,920
Fair value of stock options exercised	-	30,019	(30,019)	-	-	-	-
Stock-based compensation	-	-	1,769,263	-	-	-	1,769,263
Loss for the year	-	-	-	-	(3,746,165)	-	(3,746,165)
Unrealized loss on investment securities	-	-	-	-	-	(88,479)	(88,479)
Balance January 31, 2009	24,989,771	$40,301,644	$4,960,907	$-	$(32,967,732)	$(39,948)	$12,254,871

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Consolidated Statements of Cash Flows
(In Canadian Dollars)
Year ended January 31

	January 31,2009	2009	2008	2007
			(Note 16)
OPERATING ACTIVITIES
Loss for the period	$(32,967,732)	$(3,746,165)	$(1,319,185)	$(2,528,614)
Adjustments for items not involving cash:
Amortization	5,738	1,703	581	726
Write-down of equipment	16,335	-	-	-
Stock based compensation	4,227,551	1,769,263	310,246	748,409
Non-controlling interest	11	-	-	-
Future income tax expense	4,928,340	533,297	620,710	479,270
Write-down of investment securities	838,485	-	-	28,657
Write-down of mineral properties	7,110,148	-	-	-
Write-down of advances receivable	438,472	-	24,029	66,120
Loss on equipment disposals	32,784	-	-	-
Gain on sale of investment securities	(17,692)	-	-	-
Gain realized on disposition of option on
property	(143,552)	-	-	-
Gain (loss) on foreign exchange	(300,597)	908,329	(577,162)	89,877
Net change in non-cash working capital (Note 12)	(366,524)	(24,160)	(260,860)	(359,733)
Cash Used in Operating Activities	(16,198,233)	(557,733)	(1,201,641)	(1,475,288)
INVESTING ACTIVITIES
Mineral properties acquisition and
exploration expenditures incurred	(21,367,567)	(1,609,696)	(2,074,001)	(1,660,128)
Acquisition of Marcus Corporation	(14,498)	-	-	-
Proceeds on sale of equipment	92,732	-	-	-
Repayment of loan receivable				83,000
Purchase of equipment	(152,405)	(6,920)	-	-
Purchase of investments	(1,058,950)	-	-	-
Decrease (increase) in reclamation deposit	(477,550)	(157,447)	12,126	(71,253)
Cash Used In Investing Activities	(22,978,238)	(1,774,063)	(2,061,875)	(1,648,381)
FINANCING ACTIVITY
Issuance of shares for cash, net	40,477,555	59,920	4,319,894	5,006,309
Cash Provided By Financing Activity	40,477,555	59,920	4,319,894	5,006,309
Foreign Exchange Effect on Cash Held in a
Foreign Currency	2,103	2,103	-	-
Net Increase (Decrease) in Cash	1,303,187	(2,269,773)	1,056,378	1,882,640
Cash, beginning of year	29,129	3,602,089	2,545,711	663,071
Cash, end of year	$1,332,316	$1,332,316	$3,602,089	$2,545,711
S upplementary disclosure of cash flow information:
Cash paid during the year for:
Interest paid		$2,795	$333	$57
Income taxes paid		$-	$-	$-
Expenditures on mineral property interests
included in advances payable to related party		$40,797	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

1.            Nature of Operations and Going Concern

Coral Gold Resources Ltd. (the "Company") was incorporated under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing. Changes in future conditions could require material writedowns of the carrying values.

At January 31, 2009, the Company had working capital of $959,419 (2008 - $3,322,447) and an accumulated deficit of $32,967,732 (2008 - $29,221,567). Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and meet its liabilities for the ensuing year as they fall due, to fund cash payments for administration, ongoing commitments and current planned exploration programs.

2.            Significant Accounting Policies

a)         Basis of Presentation and Consolidation

These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which are in conformity with United States generally accepted accounting principles ("US GAAP"), except as described in Note 18 to these consolidated financial statements. All figures are in Canadian dollars unless otherwise stated.

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned integrated subsidiary Marcus Corporation of Nevada. Significant intercompany accounts and transactions have been eliminated.

b)         Equipment

Equipment is recorded at historical cost less accumulated amortization. Using the following methods, amortization is calculated and charged to operations as follows:

Computer Hardware	Declining balance on 20% annual rate
Equipment	Declining balance on 20% annual rate
Vehicles	Straight line over 5 years

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.       Significant Accounting Policies (Continued)

c)         Mineral Properties

The Company is in the exploration stage and defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method, all amounts shown as mineral properties represent costs incurred to date, including acquisition costs, exploration and development expenditures, net of any recoveries. These amounts represent costs incurred to date and do not necessarily reflect present of future values.

The costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse. If the properties are put into commercial production, the expenditures will be depleted based upon the proven and probable reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs, such as land taxes, of maintaining its mineral properties in good standing.

The carrying values of mineral properties, on a property-by-property basis, are reviewed by management at least annually to determine if the mineral properties have become impaired. If impairment is deemed to exist, the mineral property will be written down to its fair value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves and the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management's estimates and may result in future write-downs of capitalized property carrying values.

d)         Asset Retirement Obligation ("ARO")

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

e)         Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.       Significant Accounting Policies (Continued)

f)         Foreign Currency Translation

The Company's integrated foreign subsidiaries are financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated foreign operations into Canadian dollars. Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rate prevailing during the year except for amortization, which is translated at historical exchange rates. Gains and losses arising from this translation are included in the determination of net loss for the year.

g)         Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the recoverability of mineral property interests, estimated balances of accrued liabilities, valuation of asset retirement obligation, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income taxes. Although management believes its estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

h)         Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and nonforfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

i)         Loss Per Share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. However, diluted loss per share is not presented where the effects on conversion and exercise of options and warrants would be anti-dilutive.

j)         Accounting for Equity Units

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to warrants based on their fair value calculated using the Black-Scholes option pricing model and the remainder is allocated to common shares.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.       Significant Accounting Policies (Continued)

 k)      Financial Instruments and Comprehensive Income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders' equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

Comprehensive income (loss) is defined as the change in equity from transactions and other events from sources other than the Company's shareholders. Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from operations calculated in accordance with Canadian GAAP.

l)     New Accounting Standards

Effective February 1, 2008, the Company adopted the following standards of the Canadian Institute of Chartered Accountants ("CICA") Handbook:

        (i)     Capital Disclosures (Section 1535)

Section 1535 specifies the disclosure of: (i) an entity's objectives, policies and procedures for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

    As a result of the adoption of this standard, additional disclosure on the Company's capital management strategy have been included in Note 11.

          (ii)      Financial Instruments - Disclosures (Section 3862) and Financial Instruments -

        Presentation (Section 3863)

Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments -Disclosures and Presentation", revising its disclosure requirements, and carrying forward its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity's financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

    As a result of the adoption of these standards, additional disclosures on the risks of certain financial instruments have been included in Note 3.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.       Significant Accounting Policies (Continued) l) New Accounting Standards (Continued)

(iii)      Going Concern

In June 2007, the CICA amended Section 1400, "General Standards of Financial Statement Presentation", which requires management to make an assessment of the Company's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the consolidated financial statements are prepared and the reason why the company is not considered a going concern. The Company adopted this policy on February 1, 2008 with no significant effect on these consolidated financial statements.

   m)        Recent Accounting Pronouncements

(i)         International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after February 1, 2011. The transition date of February 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended January 31, 2011. While the Company has begun assessing the adoption of IFRS for 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii)        Business Combinations

In January 2009, the CICA issued Section 1582, "Business Combinations", Section 1601, "Consolidations", and Section 1602, "Non-Controlling Interests". These sections replace the former Section 1581, "Business Combinations", and Section 1600, "Consolidated Financial Statements", and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

2.           Significant Accounting Policies (Continued)

     m)  Recent Accounting Pronouncements (Continued)

(iii)      Business Combinations (Continued)

These new sections apply to the Company's interim and annual consolidated financial statements relating to fiscal years beginning on or after February 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

3.             Risk Management and Financial Instruments

The Company classified its cash as held-for-trading; investment securities as available-for-sale; advances receivable from related parties, interest and other amounts and reclamation deposit as loans and receivable; and accounts payable and accrued liabilities and advances payable as other financial liabilities.

The carrying values of cash, advances receivable from related parties, interest and other amounts, accounts payable and accrued liabilities, and advances payable approximate their fair values due to the short-term maturity of these financial instruments. Investments securities are accounted for at market values. The book value of reclamation deposit approximates its fair value as the stated rate approximates the market rate of interest.

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

a)           Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's cash is exposed to credit risk. Management considers credit risk on cash to be immaterial because the counterparties are highly rated Canadian banks.

b)           Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet its commitments. The Company's approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at January 31, 2009 in the amount of $1,332,316 in order to meet short-term business requirements. At January 31, 2009, the Company had current liabilities of $405,397. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

c)           Market Risk

The significant market risks to which the Company is exposed are interest rate risk, foreign exchange risk and other price risk. These are discussed further below:

        Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's reclamation bonds have fixed interest rates therefore exposed to interest rate risk.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

3.    Risk Management and Financial Instruments (Continued)

         c)   Market Risk (Continued)

Foreign Exchange Risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange fluctuation related to its mineral properties and expenditures thereon, and reclamation bonds held in the US. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company's financial position results of operations, and cash flows. As at January 31, 2009, the Company held US cash balances totaling US$7,335 (2008 - US$87,400) and US$389,360 (2008 - US$319,400) in reclamation bonds which will offset the asset retirement obligation US$220,937 (2008 -US$193,934). Based on the above net exposures as at January 31, 2009, a 10% change in Canadian/US exchange rate will impact the Company's earnings by approximately $18,000.

        Other Price Risk

        Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk.

4.            Investment Securities

       At January 31, 2009, the Company held shares as follows:

Available-for-sale shares:	Number of Shares	Cost	Accumulated Unrealized Gains (losses)	Fair Value
Levon Resources Ltd. .	967,571	$77,117	$(19,063)	$58,054
Mill Bay Ventures Inc	518,731	41,634	(20,885)	20,749
		$118,751	$(39,948)	$78,803
At January 31, 2008, the Company held shares as follows:
Available-for-sale shares:	Number of Shares	Cost	Accumulated Unrealized Gains (losses)	Fair Value
Levon Resources Ltd.	967,571	$77,117	$48,667	$125,784
Mill Bay Ventures Inc.	518,731	41,634	(136)	41,498
		$118,751	$48,531	$167,282

Levon Resources Ltd. ("Levon") and Mill Bay Ventures Inc. ("Mill Bay") have common directors with the Company.

-  -

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

4.           Investment Securities (Continued)

      During the year ended January 31, 2009, the Company recognized an $88,479 (2008- $19,352) unrealized loss included in other comprehensive income (loss).

5.           Equipment

January 31, 2009	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$5,926	$4,190	$1,736
Equipment	436	310	126
Vehicles	6,920	1,238	5,682
	$13,282	$5,738	$7,544
		Accumulated	Net Book
January 31,2008	Cost	Amortization	Value
Computer hardware	$5,926	$3,756	$2,170
Equipment	436	279	157
	$6,362	$4,035	$2,327

-  -

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

6.       Mineral Properties

		Ruf and
	Robertson	Norma Sass
	Property	Property	Other	Total
Balance, January 31, 2007	$11,737,367	$18,367	$3	$11,755,737
Exploration costs incurred during
year:
Acquisition costs	258,603	-	-	258,603
Assays	90,101	-	-	90,101
Consulting	390,432	-	-	390,432
Drilling	1,081,658	-	-	1,081,658
Field supplies and services	981	-	-	981
Lease payments	105,241	-	-	105,241
Mapping	16,011	-	-	16,011
Taxes, licenses and permits	97,806	5,478	-	103,284
Water analysis	395	-	-	395
Reclamation	218,858	-	-	218,858
Balance, January 31, 2008	13,997,453	23,845	$3	14 ,021,301
Exploration costs incurred during
year:
Assays	138,111	-	-	138,111
Consulting	372,187	-	-	372,187
Drilling	717,177	-	-	717,177
Field supplies and services	10,540	-	-	10,540
Lease payments	141,893	-	-	141,893
Mapping	3,949	-	-	3,949
Taxes, licenses and permits	89,131	-	-	89,131
Water analysis	833	-	-	833
Reclamation	209,791	-	-	209,791
Balance, January 31, 2009	$15,681,065	$23,845	$3	$15,704,913

Robertson Property

The Company has certain interests in 724 patented and unpatented load mining claims located in the Bullion Mining District, Lander County, Nevada, subject to a net smelter return ("NSR") ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is comprised of three separate claim groups known as the Core Claims (100% owned), the Carve-out Claims (39% carried interest) and the Ruf/Norma Sass/ Claims (66.67% owned).

(i)        Carve-out Claims - 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. ("Amax") an option to purchase a 51% interest in 200 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company had its 49% converted to a 39% carried interest.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

6.       Mineral Properties (Continued) Robertson Property (Continued)

    (i)       Carve-out Claims - 39% carried interest (Continued)

       The Amax 61% interest was subsequently acquired by Cortez GML and is currently owned by Barrick.

    (ii)       Ruf/Norma Sass Claims - 66.67% owned

By an amended Option Agreement dated September 13, 1995, the Company had granted Levon Resources Ltd. ("Levon"), a company related by common directors, an option to purchase a 50% interest in 54 claims known as the Ruf/Norma Sass Claims (the "Property"). On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in the claims by issuing of 300,000 common shares of Levon to the Company (previously received) and incurring $350,294 in exploration on the Property (previously incurred).

A third party holds a 3% net smelter returns royalty on the production from some of these mining claims, up to a limit of US$1,250,000.

By way of an agreement dated September 25, 2008, the Company and Levon granted Barrick Gold ("Barrick") an option to acquire a 60% interest in the claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

a) Incur $250,000 on or before December 31, 2009;
b) Incur $250,000 on or before December 31, 2010;
c) Incur $500,000 on or before December 31, 2011;
d) Incur $500,000 on or before December 31, 2012;
e) Incur $600,000 on or before December 31, 2013; and
f) Incur $900,000 on or before December 31, 2013.

    (iii)      Marcus Corporation

       The Company owns 98.49% of the total issued shares of Marcus which holds 39 unpatented lode claims and two Placer claims, which form a portion of the Company's Robertson Property.

    (iv)     Fanny Komp/Elwood Wright Lease

   In the fiscal year ending January 31, 2008, the Company purchased 100% interest in the 72 claims comprising the Fanny Komp/Elwood Wright lease which forms part of the core area of the Robertson Property for USD$250,000.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

6.       Mineral Properties (Continued) Robertson Property (Continued)

    (v)   June Claims

During the year ended January 31, 2009, the Company has completed a mineral lease with an option-to- purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada. The agreement is for an initial term of 4 years in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US $5,000 every four years. The property is subject to a royalty charge of 3% of NSR, subject to the Company's exclusive right to purchase the NSR for US$1,000,000 per percentage point upon notice to the Lessors. The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000 upon notice to the Lessors.

Realization of assets

The investment in and expenditures on mineral property interests comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Title to mineral property interests

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company's operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

7.           Reclamation Deposit

Under the Bureau of Land Management, the Company is required to have a reclamation deposit which covers the cost to reclaim the ground disturbed. During the year ended January 31, 2009, additional planned exploration activities in Nevada were approved by the Bureau of Land Management (the "Bureau"), thereby the bond was increased by $85,806 (US$69,960). As at January 31, 2009, the total reclamation deposit was $477,550 (US$389,360) (2008 - $320,103 (US$319,400).

Coral Resources, Inc., as principal, placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 2.11%.

8.           Share Capital

a)         Authorized

Unlimited common shares without par value.

b)         Issued

During the year ended January 31, 2008, the Company's share structure was amended by subdividing every one common share into three common shares. If not stated otherwise, for the current period and the comparative periods, those numbers of shares, stock options and share purchase warrants outstanding, as well as net loss per share, have been adjusted to reflect this three-for-one share split.

During the year ended January 31, 2008, the Company issued a non-brokered private placement of 4,230,000 units at a price of $1.00 per unit (1,410,000 units at a price of $3.00 per unit before the three-to-one share split), each unit consisting of one common share and one transferable share purchase warrant. Each warrant will entitle the investor to purchase one additional share at an exercise price of $1.17 ($3.50 before three-to-one share split) for one year. The proceeds of the private placement have been bifurcated using on the residual fair value method resulting in $3,369,900 recorded as share capital and $860,100 representing the fair value of the warrants recorded as contributed surplus. The fair value of each warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.0%, dividend yield of 0.0%, volatility of 65.77% and expected life of one year.

c)         Share Purchase Warrants

A summary of share purchase warrants transactions for the year ended January 31, 2009 is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance outstanding, January 31, 2007	313,152	$0.67
Issued	4,230,000	$1.17
Exercised	(20,691)	$0.67
Expired	(292,461)	$0.67
Balance outstanding , January 31, 2008 and January 31, 2009	4,230,000	$1.17

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

8.       Share Capital (Continued)

c)         Share Purchase Warrants (Continued)

During the year end January 31, 2009, the expiry date of the warrants issued pursuant to a private placement announced on April 20, 2007 were extended from May 18, 2008 to May 18, 2009. The aggregate fair value compensation cost of these warrant amendments in the amount of $1,513,000 has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants at the date of amendment and the fair value of the amended warrants at the date of the amendment respectively: risk-free interest rates of 2.66% and 2.66%, dividend yield of nil and nil, volatility of 71.39% and 127.29% and an expected life of 0.27 years and 1.27 years. Subsequent to January 31, 2009, the TSX Venture Exchange granted approval to extend these warrants to May 18, 2010 (Note 17).

As at January 31, 2009 and 2008, the following share purchase warrants were outstanding:

Number of Underlying Shares	Exercise Price	Expiry Date
4,230,000	$ 1.17	May 18, 2009

    d)         Stock Options

The Company has granted founders, directors, officers, consultants and certain employees stock options. For the year ended January 31, 2009 and 2008, stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, January 31, 2007	2,365,500	$0.99
Granted	735,000	$1.00
Exercised	(135,000)	$0.56
Cancelled	(112,500)	$0.96
Expired	(30,000)	$1.29
Balance, January 31, 2008	2,823,000	$1.00
Granted	634,000	$1.09
Exercised	(107,000)	$0.56
Cancelled	(629,000)	$1.11
Balance, January 31, 2009	2,721,000	$1.02

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

8.        Share Capital (Continued)

   d)     Stock Options (Continued)

A summary of stock options outstanding and exercisable as at January 31, 2009 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
559,500	$0.56	0.83	$0.00	December 1, 2009
30,000	$0.56	1.19	$0.00	April 12, 2010
631,500	$1.17	1.86	$0.00	December 12, 2010
690,000	$1.29	2.59	$0.00	September 5, 2011
675,000	$1.00	3.65	$0.00	September 26, 2012
100,000	$1.00	4.04	$0.00	February 4, 2013
35,000	$1.00	4.25	$0.00	May 1, 2013
2,721,000

       A summary of stock options outstanding and exercisable as at January 31, 2008 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
661,500	$0.56	1.84	$0.23	December 1, 2009
45,000	$0.56	2.20	$0.23	April 12, 2010
631,500	$1.17	2.87	$0.00	December 12, 2010
750,000	$1.29	3.60	$0.00	September 5, 2011
735,000	$1.00	4.62	$0.00	September 26, 2012
2,823,000

The Company's stock option plan provides for the granting of options to directors, officers, employees and consultants. Under the terms of the option plan, options issued will not exceed 20% of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than five years after the grant date.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

8.         Share Capital (Continued)

    e)         Stock-Based Compensation

Stock-based compensation expense is determined using the fair value method. The Company estimated this expense using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2009	2008
Weighted average risk-free interest rate	3.36%	4.50%
Expected dividend yield	0	0
Weighted average expected stock price volatility	113.72%	92.63%
Expected option life in years	5	5

During the year ended January 31, 2009, the Company granted stock options to various employees, consultants and investor relations consultants to purchase up to 634,000 (2008 -735,000; 2007 - $840,000) common shares at exercise prices of $1.00 and $1.11 pursuant to the Company's stock option plan. Of this amount, 499,000 stock options were cancelled prior to vesting due to the termination of an investor relations agreement. The Company recorded stock-based compensation expense of $255,763 (2008 - $310,246; 2007 - $748,409). The amounts expensed were allocated to directors/officers, employees and consultants as follows:

	2009	2008	2007
Directors, officers and employees	$24,902	$261,998	$697,856
Investor relations	35,791	33,191	22,639
Consultants	195,070	15,057	27,914
Modification of warrants (Note 8(c))	1,513,500	-	-
	$1,769,263	$310,246	$748,409

During the year ended January 31, 2009, the Company recorded stock-based compensation expense on warrants amended of $1,513,500 (2008 - $nil).

Option pricing models require the input of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

9.       Related Party Transactions

During the year ended January 31, 2009:

(a)	$30,000 (2008 - $30,000; 2007 - $30,000) was paid for consulting fees to a private company controlled by a director and officer of the Company;

(b)	$75,000 (2008 - $75,000; 2007 - $31,250) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)	$30,000 (2008 - $30,000; 2007 - $65,000) was paid for management fees to a private company controlled by an officer of the Company;

(d)	$30,000 (2008 - $nil ; 2007 - $nil) was paid for consulting fees to a private company controlled by an officer of a related Company;

(e)
$186,734 (2008 - $168,983; 2007 - $116,135) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. ("Oniva"), a private company owned by the Company and five other reporting issuers having common directors;

(f)	$39,526 (2008 - $15,332; 2007 - $nil) was paid for geological consulting services to a private company controlled by a director of the Company;

(g)	$35,888 (2008 - $42,661; 2007 - $47,198) was paid for geological consulting services to a private company controlled by a director and officer of the Company;

(h)	$12,000 (2008 - $12,000; 2007 - $62,000) was paid for directors' fees to the Directors' of the Company;

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company entered into a cost-sharing agreement during 2005 to reimburse Oniva International Services Corp. for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month's notice by either party.

Advances receivable from related parties comprises US$52,891 (2008 - US$52,891) less an allowance for bad debt of US$39,113 (2008 - US$39,113). The advances receivable from related parties is from a public company related by common directors. Amounts due are without stated terms of interest or repayment.

Advances payable to related parties include $12,288 (2008 - $16,662) due to Oniva, $17,000 (2008 - $17,000) due to a director of the Company, and $40,796 (2008 - $2,570) due to two private companies controlled by directors and officers of the Company. Amounts due are without stated terms of interest or repayment.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

10.           Asset Retirement Obligation

Management has assessed their AROs and the associated liability to be recognized in the current period. Management has estimated that the costs would approximate $270,979 (2008 -$194,361). The Company intends on fulfilling its obligation in fiscal 2010; therefore there is no difference between the present value and undiscounted value of the obligation. The increase of $76,618 in the obligation over fiscal 2008 was the result of a reassessment of new and previously existing reclamation concerns. Management will continue to assess their asset retirement obligations and the associated liability as further information becomes known.

11.           Capital Management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents, receivables and current liabilities.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on a regular basis to ensure that objectives are met.

12.          Supplementary Cash Flow Information

Net changes in non-cash working capital	For the period from inception on January 22, 1981 to January 31, 2009	2009	2008	2007
Advances receivable	$(431,342)	$(3,091)	$36,634	$11,916
Prepaid expenses	(5,854)	(2,691)	52,477	14,216
Interest and other amounts
receivable	(9,747)	45,868	(24,611)	(97,124)
Accounts payable and accrued
liabilities	64,334	(57,034)	(331,071)	(244,371)
Advances payable to related
parties	29,287	(7,211)	18,527	(43,984)
Asset retirement obligation	(13,202)	0	(12,816)	(386)
Cash used in operating activities	$(366,524)	$(24,160)	$(260,860)	$(359,733)

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

13.       Income Taxes

    The reconciliation of the future income tax recovery (expense) rate to the statutory rate is as follows:

	2009	2008	2007
Income tax recovery at
the statutory rate	$1,012,053	$236,783	$699,236
Tax effect of expenses that are
not deductible
Mineral properties	488,956	581,628	486,121
Foreign exchange	(282,097)	190,212	(29,169)
Stock-based compensation	(557,318)	(100,069)	(255,357)
Changes in valuation allowance	(1,299,262)	(1,950,640)	(1,710,140)
Adjustment due to effective rate
attributable to income taxes in
other countries	55,774	15,376	12,829
Changes in income tax rates and
foreign exchange	48,597	406,000	317,210
Net future income tax expense	$(533,297)	$(620,710)	$(479,270)
The components of the future income tax assets (liabilities) are as follows:
		2009	2008
			(Note 16)
Future income tax assets
Non-capital loss carry-forwards		$4,766,000	$3,584,000
Other		18,000	6,000
		4,784,000	3,590,000
Less: valuation allowance		(4,784,000)	(3,590,000)
Net future income tax asset		-	-
Future income tax liability
Mineral property interests		(4,963,038)	(3,562,808)
Net future income tax liability		$(4,963,038)	$(3,562,808)

The valuation allowance reflects the Company's estimate that the future tax assets, more likely than not, will not be realized.

At January 31, 2009, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $5,538,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

2010	$527,000
2011	627,000
2015	522,000
2026	1,231,000
2027	1,114,000
2028	900,000
2029	617,000
$5,538,000

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

13.       Income Taxes (Continued)

    At January 31, 2009, the Company had, for US tax purposes, non-capital losses aggregating approximately $5,538,000. The net operating losses available to offset future revenues of the US operations are approximately US$7,713,000 and expire as follows:

2010	$118,000
2011	81,000
2012	130,000
2013	58,000
2014	364,000
2015	99,000
2016	220,000
2017	167,000
2018	596,000
2019	335,000
2020	627,000
2021	513,000
2022	1,284,000
2023	1,648,000
2024	1,473,000
$7,713,000

14.      Segmented Information

The Company is involved in mineral exploration and development activities principally in the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues for each of the 2009, 2008 and 2007 fiscal years. All losses for 2009, 2008 and 2007 are as a result of Canadian head office costs. Costs of US operations are capitalized to mineral properties. The assets of the Company are segmented as follows:

January 31,2009	Canada	US	Total
Current assets	$1,331,702	$33,114	$1,364,816
Investment securities	78,803	-	78,803
Equipment	1,862	5,682	7,544
Mineral properties	-	15,704,913	15,704,913
Reclamation deposit	-	477,550	477,550
	$1,412,367	$16,221,259	$17,633,626
January 31,2008	Canada	US	Total
Current assets	$3,642,859	$31,816	$3,674,675
Investment securities	167,282	-	167,282
Equipment	2,327	-	2,327
Mineral properties	-	14,021,301	14,021,301
Reclamation deposit	-	320,103	320,103
	$3,812,468	$14,373,220	$18,185,688

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

15       Commitment

    In February 2008, the Company entered into an agreement with an individual to provide investor relations services. In consideration of the services rendered, the Company will pay $1,500 per month for a term of one year unless terminated upon 30 day's notice by either party.

16.      Comparative Figures

    Certain of the comparative figures for 2008 have been reclassified, where applicable, to conform to the presentation adopted for the current year.

17.      Subsequent Event

    On April 21, 2009, the Company amended the terms of 4,230,000 warrants issued pursuant to a private placement announced on April 20, 2007. A first amendment extended the expiry date of the warrants from May 18, 2008 to May 18, 2009 (Note 8(c)). The current amendment will extend the expiry date of the warrants from May 18, 2009 to May 18, 2010. All other terms remain the same.

18.      Differences between Canadian and United States Generally Accepted Accounting Principles

    The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in most respects conform to accounting principals generally accepted in the United States ("US GAAP"). There are certain material differences between Canadian and US GAAP.

    The impact of these differences would be as follows:

    a) Reconciliation of Consolidated Balance Sheet Items

    (i) Reconciliation of Total Assets and Liabilities

	2009	2008
Consolidated balance sheets
Total assets, Canadian GAAP	$17,633,626	$18,185,688
Capitalized mineral expenditures	(14,393,768)	(12,710,156)
Total assets, US GAAP	$3,239,858	$5,475,532

Total liabilities, Canadian GAAP	$5,378,755	$3,915,356
Future income tax liability	(4,610,376)	(3,210,146)
Total liabilities, US GAAP	$768,379	$715,210

Mineral Properties

The Company follows the policy of deferring all acquisition and exploration costs relating to the mineral properties held. Under US GAAP, the deferred exploration expenditures would have been expenses in the year they were incurred (see Note 6) and accordingly, there would be no future income tax relating to this difference.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

18.      Differences between Canadian and United States Generally Accepted Accounting Principles (Continued)

    a) Reconciliation of Consolidated Balance Sheet Items (Continued)

    (ii)      Reconciliation of Deficit
rsa
	2009	2008
Consolidated statements of equity
Deficit end of year, Canadian GAAP	$(32,967,732)	$(29,221,567)
Stock-based compensation expense	(60,000)	(60,000)
Deferred exploration expenditures, net	(14,393,768)	(12,710,156)
Future income taxes	4,610,376	3,210,146
Deficit end of year, US GAAP	$(42,811,124)	$(38,781,577)

Stock-based compensation expense

Canadian GAAP and US GAAP both have the same policy of recording compensation expense for the estimated fair value of stock options granted except in accordance with US GAAP, FAS 123R requires the Company to estimate expected forfeitures at the grant date. The Company adopted the policy of fair value accounting for stock options under US GAAP, FAS 123, a year earlier than it adopted the policy for Canadian GAAP, and during the one year difference in policy treatment, the Company did not record a stock-based compensation charge of $60,000 under Canadian GAAP. Therefore, there is a permanent adjustment of $60,000 to deficit when reconciling Canadian GAAP to US GAAP.

FAS 123R was adopted as at February 1, 2007, under the modified prospective method of adoption. Forfeitures are estimated under FAS 123R for options that are not fully vested upon granting. Therefore, the adoption of this standard has no effect on the consolidated financial statements.

For US GAAP purposes, stock-based compensation would be included as part of the directors' fees and a portion would be allocated to salaries and benefits in the consolidated statements of operations and comprehensive loss.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

18.      Differences between Canadian and United States Generally Accepted Accounting Principles (Continued)

    b) Reconciliation of Consolidated Statement of Operations Items

	2009	2008	2007
Consolidated statements of operations
Loss for year, Canadian GAAP	$(3,746,165)	$(1,319,185)	$(2,528,614)
Deferred exploration expenditures	(1,683,613)	(2,006,961)	(1,646,060)
Future income taxes	533,297	620,710	479,270
Foreign exchange gain (loss)	866,933	(553,133)	89,877
Net loss for the year, US GAAP	(4,029,548)	(3,258,569)	(3,605,527)
Unrealized gain (loss) on investments	-	-	76,693
Net comprehensive loss, US GAAP	$(4,029,548)	$(3,258,569)	$(3,528,834)
Loss per share, US GAAP -Basic and diluted	$(0.16)	$(0.14)	$(0.18)

Investment securities

US GAAP requires investments available for sale to be recorded at fair value. The periodic fluctuation in value is recorded as part of comprehensive income (loss); under US GAAP such fluctuations are not recognized into operation until the investments are sold. Effective for fiscal January 31, 2008 the Canadian GAAP treatment is the same, however in fiscal January 31, 2007 such investments were recorded in accordance with Canadian GAAP at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base, and the impairment is charged to operations.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

18.      Differences between Canadian and United States Generally Accepted Accounting Principles (Continued)

    c) Reconciliation of Consolidated Statements of Cash Flows
	2009	2008	2007
Consolidated statements of cash flows
Cash used in operating activities per Canadian GAAP	$(557,733)	$(1,201,641)	$(1,475,288)
Mineral properties expenditures	(1,609,696)	(1,815,398)	(1,646,060)

Cash flows used in operating activities per US GAAP	$(2,167,429)	$(2,660,570)	$(3,121,348)
Cash used in investing activities under Canadian GAAP	$(1,774,063)	$(2,061,875)	$(1,648,381)
Mineral properties expenditures	1,609,696	1,815,398	1,646,060
Cash used in investing activities under US GAAP	$(164,367)	$(246,477)	$(2,321)

    d) Recently Adopted Accounting Standards

(i)
Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair ValueMeasurements". The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company's consolidated financial statements. SFAS 157-2 defers the Statement's effective date for certain non-financial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those years. The adoption of SFAS 157-2 is not expected to have an impact on the Company's consolidated financial statements.

(ii)	In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - an Amendment of FASB Statement No. 115", which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. There is no impact on the Company's consolidated financial statements.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2009, 2008 and 2007
(In Canadian Dollars)

18.      Differences between Canadian and United States Generally Accepted Accounting Principles (Continued)

    d) Recently Adopted Accounting Standards

(iii)
SFAS No. 141(R), Business Combinations, is to replace SFAS No. 141, "BusinessCombinations". The new statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations. The new standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The new statement improves the comparability of the information about business combinations provided in financial reports. SFAS No.141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to have a significant impact on the Company's consolidated financial statements.

(iv)
In March 2008, the FASB issued SFAS No. 161, "Disclosure about DerivativeInstruments and Hedging Activities" ("SFAS 161"). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity's operating results, financial position, and cash flows. SFAS 161 is effective for the Company's 2009 fiscal year. Early adoption is permitted. The Company is currently reviewing the provisions of SFAS 161. However, as the provisions of SFAS 161 are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of SFAS 161 will have a material impact on its consolidated operating results, financial position or cash flows.

(v)	In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally AcceptedAccounting Principles" ("SFAS 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company is currently evaluating the impact of adoption of SFAS 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.